Filed by: Harris Corporation
Commission File No. 1-3863
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 1-37975

IMO ICEBREAKERS

A regular series for Harris employees introducing IMO leaders and their integration objectives

IMO Icebreaker: Charlie Roberts and Andy Zogg on Being Customers' First Choice


WORKING TOGETHER
TO MAKE IT HAPPEN
HARRIS

How do you combine the talent and assets of more than 400 locations in over 100 countries and still manage to stay agile and meet or exceed customer expectations every day?

That is the challenge – and opportunity – that Integration Management Office (IMO) Operations Leads Charlie Roberts and Andy Zogg are tackling as they plan to integrate the L3 Harris operations team.

"We want our customers to be confident that this integration will be done with their best interests in mind," agree Roberts and Zogg, both of whom are defense industry veterans with extensive integration experience. Roberts is Vice President of Operations at Harris; Zogg is Senior Vice President and COO of L3's ISR Systems segment. They both strive to facilitate strong execution by delivering operational efficiencies that will help L3 Harris Technologies provide best-in-class solutions across space, air, land, sea and cyber domains. This includes becoming more innovative and affordable, which will allow additional investment in technology and drive down costs.

Their strategic approach in planning for the merger is three-pronged: (1) Geography – planning for the integration of certain operations that are in close proximity where it makes good business sense; (2) Business alignment – preparing to align solutions around areas of expertise that support the business segments and customer needs; and (3) Functional excellence – developing ways to drive optimal performance across locations doing similar work.

"So far, the process and policy commonalities we've identified outweigh the differences in how our two companies have operated up to now," says Roberts. "Our site visits continue to reveal centers of excellence to establish new best practices across our segments post close."

Zogg and Roberts have visited about 15 sites and plan to travel to more in the coming months. During these visits, they work closely with the Facilities team to coordinate operational priorities within real estate and facility parameters. In addition to meeting with site managers, the visits allow policy and procedure reviews in key areas such as supply chain, engineering, manufacturing, quality and other functions to ensure alignment in the future.

“The facility tour is the best way to see the heart and soul of an operation,” says Zogg. “It goes beyond the metrics on paper and gives us a real sense of how people are feeling. It’s gratifying to see how willing most people are to voice their ideas when they know they are being listened to. Our organizations are very complementary, so we will be able to get off to a fast start upon close.” Zogg notes that they are excited about the opportunity to contribute to the L3 Harris Technologies goal of realizing $500 million of annual gross cost synergies by year 3. “Driving cost reduction will not only help the bottom line, but will allow us to continue to invest in our future,” he says. “We are working very hard during this planning stage so that we are positioned to achieve the right balance between driving operational efficiencies and delivering the highest quality,” Roberts says. Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2017, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the

Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on December 14, 2018 a registration statement on Form S-4 that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. This registration statement has not yet been declared effective. The parties will send the definitive joint proxy statement/prospectus to their respective stockholders. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.